ONE SHELL PLAZA 910 LOUISIANA HOUSTON, TEXAS 77002-4995 TEL +1 713.229.1234 FAX +1 713.229.1522 www.bakerbotts.com	ABU DHABI AUSTIN BEIJING DALLAS DUBAI HONG KONG HOUSTON LONDON MOSCOW NEW YORK PALO ALTO RIYADH WASHINGTON
June 22, 2011
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Attention:	Ms. Pamela Long Ms. Jessica Dickerson Mr. Dietrich King

Re:	KiOR, Inc. Registration Statement on Form S-1 (333-173440) Amendment No. 7
Dear Ms. Long:
     At the request of our client, KiOR, Inc. (the “Company”), we are responding on behalf of the Company to your letter dated June 22, 2011 (the “Comment Letter”) to Mr. Christopher A. Artzer, regarding the Company’s Registration Statement on Form S-1 (File No. 333-173440) (the “Initial Registration Statement”), filed with the Securities and Exchange Commission (the “Commission”) on April 11, 2011, as amended by Amendment No. 1 thereto (“Amendment No. 1”) filed with the Commission on May 18, 2011, Amendment No. 2 thereto (“Amendment No. 2”) filed with the Commission on June 1, 2011, Amendment No. 3 thereto (“Amendment No. 3”) filed with the Commission on June 10, 2011, Amendment No. 4 (“Amendment No. 4”) thereto filed with the Commission on June 13, 2011, Amendment No. 5 (“Amendment No. 5”) thereto filed with the Commission on June 21, 2011 and Amendment No. 6 (“Amendment No. 6”) thereto filed with the Commission on June 22, 2011. Enclosed for electronic filing via EDGAR pursuant to the Securities Act of 1933, as amended (the “Securities Act”), on behalf of the Company is Amendment No. 7 (“Amendment No. 7”) amending the Initial Registration Statement, as amended by Amendment No. 1, Amendment No. 2, Amendment No. 3, Amendment No. 4, Amendment No. 5 and Amendment No. 6. Amendment No. 7 is marked to show changes from Amendment No. 6. The Initial Registration Statement, as amended by Amendment No. 1, Amendment No. 2, Amendment No. 3, Amendment No. 4, Amendment No. 5, Amendment No. 6 and Amendment No. 7 and all future amendments, is referred to herein as the “Registration Statement.” The information provided below has been furnished by the Company.
     The Company’s responses below are preceded with the Staff’s comments for ease of reference. Page references in the Company’s responses correspond to the page numbers in Amendment No. 7.

Consolidated Financial Statements, page F-1
Consolidated Balance Sheets, pages F-3 and F-30
1.	We note the revisions you have made to the stockholders’ equity (deficit) section of your consolidated balance sheets; however, it appears that certain amounts, appearing in the aforementioned section of your balance sheets, do not agree with the corresponding amounts on your consolidated statements of stockholders’ equity (deficit) on pages F-5 and F-32, which properly reflect the par value of your common stock and class A common stock. In this regard, please revise your financial statements, as appropriate, to reconcile the amounts in the stockholders’ equity (deficit) section of your consolidated balance sheets with the corresponding amounts in the consolidated statements of stockholders’ equity (deficit). This comment also applies to your capitalization table.
     The Company respectfully advises the Staff that the par value of the Company’s common stock and class A common stock is properly reflected in the capitalization table on page 30 and in the balance sheets on pages F-3 and F-30. The Company has revised pages F-5 and F-32 to reconcile such amounts with the balance sheets.
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     If you have any further comments, or if you require additional information, please do not hesitate to contact the undersigned at 713.229.1477 or at Felix P. Phillips of this office at 713.229.1228. Thank you for your attention to the matter.

Very truly yours, BAKER BOTTS L.L.P.
By:	/s/ Troy S. Lee
Troy S. Lee